UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2009

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ☐

Note: Regulation S-T Rule 101 (b)( I) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7): ☐

Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/  Ron Erratt
Ronald Lea Erratt
Company Secretary
Date 1 December, 2009

ASX & MEDIA RELEASE
1 DECEMBER, 2009

ANNOUNCEMENT TO THE STOCK EXCHANGE

Novogen Limited advises that CEO and Managing Director Christopher Naughton will cease his employment with the Company from today.

Mr Naughton’s position as CEO of the US listed oncology subsidiary company Marshall Edwards, Inc will terminate from today and a world-wide search for a replacement is being initiated.

The Company’s CFO, David Seaton, has been appointed acting CEO of the Group and he will act in that capacity until a new CEO for Marshall Edwards has been appointed.  Following that, a permanent CEO will be appointed at Novogen Limited.

“A world-wide search for a new CEO of Marshall Edwards with drug development and clinical oncology experience together with a track record of fund raising in the US capital markets is being initiated”, said Philip Johnston, Chairman of the Board, Novogen Limited.

“We are all grateful for the contribution Mr Naughton has made to the Group over the past 13 years and wish him well in his future endeavours.  Over the past few years, the focus of the Group and its principal subsidiary, Marshall Edwards, has moved towards oncology drug discovery and development.  Due to the high priority of current and future clinical programs, the Board considers the new appointment of a CEO dedicated to Marshall Edwards is required to implement this strategy”.